UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO 4

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

FREZER, INC.

(Name of Small Business Issuer in its charter)

NEVADA

(State or Other Jurisdiction of Incorporation Organization)

20-2777600

(I.R.S. Employer Identification No.)

FREZER, INC.

1010 University Avenue

Suite 40

San Diego, CA 92103

(619) 702-1404

(Address and Telephone Number of Principal Executive Offices)

Copies to:

FREZER, INC.

1010 University Avenue

Suite 40

San Diego, CA 92103

(619) 702-1404

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value per Share

FREZER, INC.

INDEX TO REGISTRATION STATEMENT ON FORM 10-SB

Items in Form 10-SB

PART I

Item 1. Description of Business

Item 2. Management's Plan of Operation

Item 3. Description of Property

Item 4. Security Ownership of Certain Beneficial Owners and Management

Item 5. Directors, Executive Officers, Promoters and Control Persons

Item 6. Executive Compensation

Item 7. Certain Relationships and Related Transactions

Item 8. Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's

Common Equity and Other Shareholder Matters

Item 2. Legal Proceedings

Item 3. Changes in and Disagreements with Accountants

Item 4. Recent Sales of Unregistered Securities

Item 5. Indemnification of Directors and Officers

PART F/S

Financial Statements

PART III

Item 1. Index to Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 10-SB that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

PART I

Item 1. Description of Business

(a) Business development. Frezer Inc. was incorporated in the State of Nevada on May 2, 2005.  Frezer was previously a wholly owned subsidiary of Bio-Matrix Scientific Group, Inc. (“BMXG”), a Delaware Corporation engaged primarily in the development of medical devices. The Board of Directors of BMXG voted to distribute all Shares of our common stock held by BMXG to holders of BMXG common stock of record as of May 31, 2005, which was the record date. These stockholders received one share of our common stock for every one share(s) of BMXG common stock held on the record date. The distribution was paid on June 15, 2005.  In addition, each BMXG stockholder received, by means of an Information Statement, information regarding the distribution.

(b) Business of the Company; principal products and services. Our primary company objective is the development of Cryogenic Stem Cell Banks. To date our activities have been primarily organizational in nature and we have yet to expend but nominal amounts on research and development.

Regenerative Medicine and Adult Stem Cell Therapies.

Frezer Inc. is a company that will be working in the area of regenerative medicine, which is the process whereby stem cell therapies are used to mitigate various degenerative conditions and diseases, particularly creating stem cell therapies directed at quality of life issues.  Such therapies are anticipated to be developed that will not only ameliorate bio-deterioration and disease but will also lead towards lifespan extension while maintaining quality of existence in humans.

Regenerative medicine helps natural healing processes to work faster, through the use of special materials coupled with stem cells to re-grow missing or damaged tissue.

Stem cell research potentially offers opportunities for developing new medical treatments for debilitating diseases in the emerging field of Regenerative Medicine.

Stem cells are unspecialized cells that can self-renew indefinitely and also differentiate into more mature cells with specialized functions.

Regenerative Medicine utilizes stem cells and the body’s natural healing processes to repair damaged tissue such as bone, muscle, cartilage and nervous tissue. The future and success of these adult stem cell therapies will depend on the availability of a patient’s own (autologous) stem cells harvested at a time prior to the onset of disease.

Stem cell banking (cryopreservation) at an early age provides the patient the necessary building blocks for future regenerative medical treatments. There are several benefits to autologous regenerative medicine including:

●

There is a low risk of tissue rejection due to the use of the patient's own cells.

●

An on-demand tissue supply for different cellular therapies and lastly, no transplant waitlist, histology match or allogeneic donor disease transmission risk.

●

Stem Cell therapies have already shown significant promise in recent human clinical trials to regenerate bone, heart muscle and nervous tissue as well as in animal studies as a potential treatment for Alzheimer’s disease.

●

Regenerative Medicine clearly should play an important role in finding treatments for diabetes, Parkinson’s disease and other degenerative diseases.

To date, Stem cell banks worldwide have focused on the cryo-storage of stem cells from newborn’s cord blood,

which must be harvested immediately after birth. Cord blood contains stem cells that may be more restricted to rebuilding blood components and the immune system than other tissues of the body.

In contrast adipose tissue (fat) contains stem cells (termed mesenchymal stem cells) that can be used to regenerate bone, cartilage, heart muscle and nerve tissue.  This opens the door for future cellular therapies for diseases such as heart attack and stroke that affect so many individuals in later life.

Frezer Inc. plans to introduce the first stem cell bank that will provide the adult population the opportunity to store their own stem cells from adipose (fat) tissue in addition to cord blood. The Company will focus initially on the development of a comprehensive, state-of-the-art, cGMP and cGTP compliant, cryogenic stem cell bank.

Stem cells from fat can be readily harvested by elective liposuction and can be processed in the laboratory and frozen in multiple samples in liquid nitrogen at -196 deg.  Cells can be thawed when needed for a variety of potential cellular therapies. To the best of our knowledge, we will be the only company which will engage in the harvesting of stem cells from fat. We feel this may give cryogenic stem cell banks operated by us a competitive advantage over those operated by our competitors such as Cryo-Cell International.

Specific business objectives:

·

Establish cGMP (Good Manufacturing Practices) and cGTP (Good Tissue Practices) compliant facility licensed by the State of California and registered with the FDA.

·

Develop policies and procedures for the processing stem cells for cryogenic storage.  Initially adult stem cells will be processed from adipose tissue and stored in the facility.   Stem cells from other tissues, such as cord blood, will be processed and stored as strategic alliances are developed with other stem cell companies.

·

Develop specific alliances to provide expansion of stem cells codes for specific regenerative therapies.

·

Establish and grow patient participatory research protocols and programs that will provide (with patient consent) for the use of certain stem cells in stem cell therapy development.

Cryo-Chip:

In addition to our core activities, we are in the process of developing a product, which we call the Cryo-Chip, based on a new application of currently existing technology. The Cryo-Chip is similar to a computer chip that can be used to provide an extensive line of stem cells for research and development. Each Cryo-Chip can hold numerous, defined  stem cells that can be used for different studies allowing  multiple data points to be examined in relatively short periods of time. Each chip then can be store in a cryogenic storage unit. Benefits of this technology include:

•Less abrasive wear to stored specimen.

•Requires only one permanent treatment.

•Elimination of thermal shock to the specimens through a dry, computer controlled process.

•Increased durability and wear life of chips.

•Relaxation of internal stresses to stored specimens.

•Reduced down time, less maintenance and higher productivity.

•Deep cryo processing which is compatible with other treatments.

Frezer plans to develop, manufacture and market the Frezer Cryo-Chips.   Each chip will have a wide range of temperatures for physicists, chemists, materials scientists and device engineers. Principal users of the Frezer Cryo-Chip will be Research Laboratories. The technology for both cryo and computer chips have been used for years, but the process of combining them together for stem cell research is in its infancy.

Frezer is currently in the concept stage of this product, and there is no assurance as to when or if Frezer will be able to successfully commercialize this product and/or protect our intellectual property related to this product.  Frezer estimates that it will require approximately $1,500,000 to develop and commercialize this product.  If funding becomes available as needed, Frezer estimates commercialization within twelve to eighteen months from receipt of funding but can give no assurance that such commercialization will be achieved within that time frame, if at all.

We currently plan to fund the majority of the product developments from a combination of equity financing and our future cash flow.  We can give no assurance if and when such financing and cash flow might become available to us.

Distribution of Services:

We intend to market our services to the customer primarily through medical professionals.

The overall marketing philosophy comprises three critical components:

a. Clarity in communication to target audience.

b. Sophistication of message.

c. Availability and access to information.

Market Definition and Segmentation:  Frezer has broken its markets into groups according to standard classifications used by market research companies: Doctor’s Offices, Hospitals, Surgery Units, and Plastic Surgery Centers.

There are two key objectives of the marketing strategy:  the first objective is to educate the specialist medical community by creating a system to deliver information on the advancements of stem cell science and potential clinical applications.   It will be important to keep the medical community informed ahead of the general public. The second objective is to ensure that relationships with leaders among the specialist medical community are developed and maintained. Both of these objectives will be achieved through the following initiatives:

Relationship Development Team: A team of skilled relationship management professionals will be responsible for initially creating and ultimately managing our referring client base. This team will be responsible for managing their own referral base through regular personal visits, written and verbal communication.

Annual PR events: Frezer will conduct annual PR events initially in the first year on a state-by-state basis and ultimately on a national basis. These events will be in the form of conferences, family days and sporting events.

Educational Seminars: As with any emerging market there is some misunderstanding in medical circles and the public arena regarding stem cells and their applications. Frezer intend to develop a series of educational programs for medical professionals and the general public that will be conducted on a periodic state-by-state basis.

Launch: It is our intention to conduct a National launch providing us with the necessary timeline to establish relationships with key medical specialists prior to launching the service in the public arena. The launch program will run for a three-month period. It will involve the following:

•

Press conferences with company directors, the medical and scientific advisory committee(s) and American medical representatives.

•

Press releases in national newspapers

•

Press advertising placement

Distribution of corporate-information brochures via specialist clinics.

Web Strategy: As an abundant source of information on stem cell technology the Internet can sometimes be overwhelming and provide contradictory information on stem cell research. Frezer will provide this information via a comprehensive physician’s resource site where the profession and interested members of the general public can readily access information in a ‘one stop’ site. This site will contain information about stem cells, research projects and medical breakthroughs. The site will also feature a bulletin board for transfer of information amongst users.

Direct Mail: Direct mail will be utilized for the purpose of distributing newsletters, function invitations, seminars and workshop schedules and by the relationship management team prior to personal visits.

PR/Communication Strategy: The importance of coupling the potential ‘newsworthiness’ in conjunction with communicating the correct message to the appropriate target audience is critical.  Frezer will maximize its exposure in the market place through the ongoing placement of press releases and capitalizing on media opportunities. Frezer believes this is best achieved through the appointment of a national public relations (PR) agency to co-ordinate these activities.

Media Advertising: Frezer will utilize media primarily to capitalize on editorial features via Medical Publications.  In addition Frezer will increase our exposure in the marketplace through strategic placement of editorial in local and national press publications.

Marketing Tools: Corporate Information Brochure - Frezer will develop a corporate brochure detailing the services provided by us.  This will be made available to the general public through our clinical networks.

Physician’s Guide: Frezer will also develop a ‘Specialists Guide to Stem Cell Technologies’ in conjunction with relevant medical associations and will seek endorsement from those relevant associations.

Competitive Business Conditions.

Frezer competes against numerous local, regional and national companies.  Some of these companies, such as Cryo-Cell International Inc., California Cryo-Bank, Cord Blood Registry, Inc. and Viacord are competitors who can leverage considerable resources greater than ours to market and sell their services. None of these companies are in any way affiliated with Frezer.

Sources of Material.

Frezer intends to source materials from a variety of vendors as the materials required by us are widely available on competitive terms and conditions.

Patents and Trademarks.

None

Government Regulations.

The Food and Drug Administration (FDA) requires that all human tissue and cellular products be manufactured according to Good Tissue Practice (cGTP). FDA code of Federal regulations 21 CFR part1271 was effective May 2005).  Frezer will manufacture human cellular based products for future, as yet undefined, medical treatments in accordance with this regulation. Good tissue practices requires that all tissue based and cellular products be manufactured to minimize the transmission of diseases including hepatitis and HIV. All tissue banks (including those banking cellular based products) must register with the FDA prior to commencement of such product manufacture and their associated services and be compliant.

Frezer will be required to register with the FDA under the Public Health Service Act because of our ongoing cellular storage business. This requirement applies to all establishments engaged in the recovery, processing, storage, labeling, packaging, or distribution of any Human Cells, Tissues, and Cellular and Tissue-Based

Products (HCT/Ps) or the screening or testing of a cell or tissue donor. Stem cell banking is also subject to State Regulations. The company will be applying initially for a California State License.

Registration with the FDA:

Prior to registering Frezer, all building construction and laboratory infrastructure must be complete as well having a comprehensive quality system in place compliant with FDA cGMP and cGTP regulations.  Frezer anticipates locating a facility and completing building and laboratory improvements by March 2006 and a compliant quality system will be in place also at this time, although there is no assurance that Frezer will do so. FDA registration will occur on completion of the above and is considered complete at time of receipt and recording by this Agency.

California State licensure:

Registration for licensure in the State of California is anticipated to occur simultaneously with that of the FDA in March 2006, subject to locating a facility and completing building and laboratory improvements. Registration of Frezer is complete upon receipt of the application and fees by the State of California Department of Health. Licensure by the State occurs after inspection of the facility and takes approximately 2 to 6 weeks after receipt of application.  This would mean that licensing would be completed by or around May 2006, subject to locating a facility and completing building and laboratory improvements.

Evolving legislation may materially adversely affect our business. The Food and Drug Administration (FDA) regulates companies or other businesses engaged in the manufacture of human tissue or cellular products. These products must be manufactured in compliance with the FDA 21CFR part 1271. This regulation seeks to minimize the risk of transmission of diseases that can be transmitted due to transplantation or transfusion of human tissue or cellular products such as hepatitis and HIV.  These Federal regulations may have an impact on the current stem cell banking industry.  There is significant cost associated with compliance to any code of Federal regulations (CFR). Only those Companies that have the financial resources to implement comprehensive quality programs for both Good Manufacturing Processes (cGMPs) and Good Tissue Practice (cGTP) will be able to establish such a business.  There is the possibility that other legislation may be enacted which will affect our business.

The environmental laws that impact Frezer concern the following:

1.  Disposition of biohazardous waste.

2   Emission control from an electricity generator to be installed for backup power at Frezer’s facility

Biohazardous waste (human tissue, blood and other body fluids) will be disposed of according to laws of the State of California. State licensed contactors will be used.  The cost of biohazardous waste disposal is proportional to the weight of biohazardous material generated in a facility.  It is estimated that in the start-up phase of Frezer’s operations that the cost attributable to disposal of biohazardous waste will be approximately $1000 per month.  No other waste material, such as chemical or radioactive waste will be generated at Frezer’s facility.

The State of California requires that all electrical generators utilizing fossil fuels be in compliance with all State and local clean air requirements. A new generator will be installed at Frezer’s facility that will comply with all Federal, State and local regulations. No significant budgetary impact is foreseen on the cost of acquisition of back-up power at Frezer’s facility that will be in compliance with all local, State and Federal regulations.

Number of Employees.

The Company currently employs three (3) full time employees and 0 part time employees. While all of our employees are also currently employed by our former parent on a part time basis, there is not, and never has been, an obligation by our former parent to compensate our employees for services rendered to us, nor is employment by us conditional to employment by our former parent. Frezer is not now, has not ever been, and does not intend to be, obliged to provide the services of our present or future employees to our former parent. Our former parent has not, is not now, has not ever been, and to our knowledge does not endeavor to be, obliged to provide the services of its present or future employees to us.  Frezer is currently in the process of finalizing employment agreements with an additional three full time employees. While Frezer is confident that it will finalize these arrangements, no assurance can be given that Frezer shall actually do so.

Reports to Security Holders. The Company is currently subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. The Company intends to file annual and quarterly reports with the Securities and Exchange Commission ("SEC") and to yearly distribute an annual report, which shall include audited financial statements to its shareholders of record. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, NE Washington DC 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also access our reports to the SEC through the SEC’s website which is www.sec.gov. This website site contains reports, proxy and information statements, and other information regarding issuers that file with the SEC.

This Form 10SB, unless voluntarily withdrawn by us or becomes subject to a stop order by the SEC, which to our knowledge has not occurred, became effective on July 30, 2005, at which point Frezer became subject to SEC reporting requirements. We may be required to address additional comments by the SEC regarding this Form 10SB.

Item 2. Management's Plan of Operation

Frezer was previously a wholly owned subsidiary of Bio-Matrix Scientific Group, Inc. (“BMXG”), a Delaware Corporation engaged primarily in the development of medical devices. The Board of Directors of BMXG has voted to distribute all Shares of our common stock held by BMXG to holders of BMXG common stock of record as of May 31, 2005, which was the record date. These stockholders received one share of our common stock for every one share(s) of BMXG common stock held on the record date. The distribution was paid on June 15, 2005.  In addition, each BMXG stockholder received, by means of an Information Statement, information regarding the distribution.

The primary reasons for the distribution, was to allow the Frezer subsidiary to focus on its core business and to enable Frezer to have enhanced access to financing. We are not succeeding to any part of the business of our former parent.

BMXG is of the opinion that the Frezer shares distributed to BMXG shareholders did not require registration under the Securities Act of 1933, as amended. Section 5 of the Securities Act requires registration prior to any "sale" of securities. Section 2(3), which defines "sale" as "every contract or sale or disposition of a security...for value," implicitly recognizes that no "sale" takes place where a stockholder makes no investment decision and gives no consideration for the security, which he or she is to receive.

The Distribution did not involve an "offer to sell" or "sale" of a security under Section 2(3) of the Securities Act because there was no disposition by BMXG of securities for value and no new investment decision by holders of BMXG securities receiving Frezer shares in the distribution. BMXG’s stockholders did not provide any consideration to BMXG for the Frezer shares received in the distribution. The distribution consisted of a gratis, pro-rata distribution in kind to all of BMXG stockholders, who had no choice regarding the distribution. BMXG has been advised that under applicable Delaware corporate law, the distribution did not require stockholder approval, and no such approval was sought.

In Securities Act Release No. 33-4982, the SEC expressed its concern regarding the acquisition of the shares of a shell or inactive corporation by a publicly held company that then distributes the shares so acquired to the public company's shareholders. Such transactions effectuate a public distribution of the distributed shares without compliance with the registration provisions of the Securities Act. The SEC stated that such a distribution was a "sale" within the meaning of Section 2(3) of the Securities Act because the distribution did not "cease" at the point of receipt by the initial distributees of the shares but continued into the trade market involving sales to the investing public at large.

The distribution will not involve the creation of a public trading market of securities of a non-reporting company because the Frezer shares distributed contained significant restrictions on transfer to ensure that such a public trading market does not exist. The stock certificates evidencing the Frezer Stock bear legends referring to such restrictions, and Frezer has issued stop transfer instructions to its transfer agent assure compliance with the foregoing restrictions.

Prior to the time that Frezer becomes a reporting company under the Exchange Act, the Frezer Stock may not be transferred except for:

•

transfers by gift, bequest or operation of the laws of descent, provided that the  Stock in the hands of the transferee remain subject to the same restrictions on transfer as they were when held by the transferor;

•

transfers by a partnership to its partners, provided that the Stock in the hands of the transferee remains subject to the same restrictions on transfer as they were when held by the transferor; or

•

transfers which would be exempt from the registration requirements of Section 5 of the Securities Act by virtue of the exemption provided by Section 4(2) of the Securities Act if the transferor were the issuer of Frezer Stock, provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the Frezer Stock in the hands of such transferee remains subject to the same restrictions on transfer as they were when held by the transferor, a transfer pursuant to an effective registration under the Securities Act simultaneously with a registration of the Frezer Stock under Section 12 of the Exchange Act.

The restrictions will expire as to all holders on the date on which Frezer becomes a reporting company under the Exchange Act. Such restrictions on transfer will apply not only to Frezer Stock issued in the Distribution, but also any shares transferred to subsequent holders and any shares subsequently issued as a result of any stock split, stock distribution or similar distribution with respect to such shares.

(a) Plan of Operation.

(i) To date, Frezer has engaged primarily in organizational activities.  Over the next twelve months, Frezer will not require additional funds to pay for the costs of setting up the stem cell banks facility envisioned, but will require additional funds to pay for development of its proprietary Cryo-Chip and for the marketing activities outlined below.. The minor administrative costs for the Company have been and will, if required,  continue to be borne by the Company's Chairman. These minor administrative costs shall not be in the form of loans but will instead be additional capital contributed by our Chairman.

As ofFebruary 15, 2006  Frezer has cash reserves of  $267,966, which will be sufficient to fund our operations over the next twelve months although no assurance can be granted.  Frezer believes it will require an estimated $200,000 to $220,000 initially to develop and execute the first phase of our business plan, which covers twelve months of operation.  Frezer shall endeavor to achieve completion of the following events within the next twelve months although no assurance can be given that we will do so:

December 2005 to March 2006 – Frezer intends to identify key research personnel and consultants, locate and lease a research laboratory facility, perform tenant improvements, and create budget for equipment.  Frezer estimates that this will require between $35,000 to $45,000.

April  to May  2006 – Frezer intends to identify and lease a stem cell bank location, form alliances with other entities conducting stem cell therapy research, and continue development of our proprietary Cryo-Chip technology.  Frezer estimates that this will require approximately $45,000 to $55,000.

May  to June 2006 – Frezer intends to lease stem cell bank cryogenic equipment, commence marketing campaigns, and, if development reaches the stage of reasonable certainty of operation, file our initial patent application on our Cryo-Chip technology and trademark the brand name “Frezer” for use with computerized units for storing biological specimens.  Frezer estimates that this will require approximately $100,000 to

$120,000.

While Frezer anticipates generation of revenues by June  2006 through our business activities, primarily cryogenic storage of tissue samples either at our own facility, should we acquire one, or by contracting with existing facilities, Frezer can provide no assurance that we will actually do so.

As the Company’s business model develops and upon realization of revenues, it anticipates attempting to raise further funding of about $1.5 million to $1.8 million which, in the event that $1.8 million is raised, will be utilized as follows, such utilization to commence when and if funding is achieved, of which we can give no assurance:

•

Approximately $600, 000 to be utilized to purchase or lease specialized equipment for tooling on the Cryo-Chip.

•

Approximately $275,000 to $325,000 to be utilized to purchase materials related to Cryo-Chip.

•

Approximately $150,000 to be utilized to hire consultants, and to be utilized, if required, toward the patent applications related to the Cryo-Chip.

•

Approximately $300,000 to $475,000 to be utilized on testing and quality assurance activities.

•

Approximately $175,000 to $250,000 to be utilized for marketing activities such as our web strategy, PR Guide, educational seminars, media advertising and physicians’ guide.

Any funds not utilized for the aforementioned activities shall be utilized for working capital.

At this time, we plan to fund our financial needs through equity private placements of common stock. (No plan of terms, offers or candidates have yet been established and there can be no assurance that we will be able to raise funds on terms favorable to the company or at all.)

(i) We anticipate, in the event that funding is obtained and revenues are realized, to engage in the following research and development activities over the period beginning on January 2, 2006 and ending on January 2, 2007:

(a) Development of a stem cell cryogenic research facility, conduct research on stem cell differentiation and expansion.

(b) Development of our proprietary Cryo-Chip. The cryogenic chip that will greatly reduce storage requirements for stem cells.

(ii)  We anticipate leasing or purchasing, in the event that funding is obtained, an existing stem cell bank or to build a stem cell bank in the event an existing one is not available.

(iii) The Company anticipates hiring 5 additional full time researchers to be led by the Company’s President Geoffrey O’Neill, Ph.D. in conducting regenerative medical research with stem cells.

Item 3. Description of Property.

We previously shared office space with Bio-Matrix Scientific Group at 8885 Rio San Diego Dr. #357, San Diego, CA 92108 for no charge. We have entered into a one-year sublease agreement with BMXG whereby we shall rent this space from BMXG.  The space is currently sufficient for the needs of the Company. Our monthly rental charges shall be $3,818.30 totaling  $45,819.60 per annum starting June 3, 2005.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding what is anticipated to be the beneficial ownership of the Company's Common Stock (based on beneficial ownership of the Common Stock of BMXG as of July 15 2005, of each officer or director of the Company, by each person or firm who owns more than 5% of the

Company's outstanding shares and by all officers and directors of the Company as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bombardier Pacific Ventures	1,000,000 (a)	12.47%
Common	David R. Koos	2,168,505 (a) (b)(e)	27.0%
Common	Brian Pockett	900,027 (c)	11.22%
Common	AFN Trust	125,400 (a)	1.55%
Common	Geoffrey O’Neill	175,000 (d)	2.1%
Common	Cell Source Research	1,403 (a)	* less than 1.00%
	All Officers and Directors as a Group	3, 243,532	40.22%

(a) David R. Koos is the sole beneficial owner of Bombardier Pacific Ventures, Managing Director of Cell Source Research Inc and Trustee of the AFN Trust.

(b) David R. Koos is CEO and Chairman of the Board of Directors.

(c) Brian Pockett is COO and a member of our Board of Directors.

(d) Geoffrey O’Neill is President and a member of our Board of Directors.

(e) Includes shares beneficially owned by Bombardier Pacific Ventures, Cell Source Research and the AFN Trust.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Name	Age	Position
David R. Koos	47	Chairman of the Board of directors, CEO, Secretary, and Acting CFO
Brian Pockett	53	Managing Director and COO, Director
Geoffrey O'Neill	57	President, Director

David R. Koos, PhD & DBA (47) - Chairman and CEO, Secretary,  Acting CFO

Dr.  Koos has served as our CEO, Secretary, and Acting CFO and as Chairman of our board of Directors since our inception.  Dr. Koos has been involved with investment banking, venture capital, and investor relations for the past 20 years. He has worked with several major Wall Street Investment Banks and was a Vice-President of Investments with Sutro & Co., Everen Securities and Dean Witter.  Dr. Koos is also the Founder and President of Venture Bridge, Inc.   Dr. Koos’ professional experience includes Co-Founder, Director, President and Managing Director of Cell Source Research Inc. He serves concurrently as President of Venture Bridge, Inc., (a private business development company), Chairman and CEO of Bio-Matrix Scientific Inc. and President and Managing Director of Cell Source Research Inc.   Dr. Koos has extensive involvement with Initial Public Offerings, Secondary Offerings and Private Placements, greatly benefiting Frezer, Inc.  In addition to his extensive investment banking and venture capital experience, Dr. Koos holds the following securities licenses:

NASD Series 7 (General Securities), and Series 24 (Securities Managing Principal). Dr. Koos' educational background includes two doctoral degrees. His first doctorate is a Doctor of Philosophy degree (PhD) in Economic Sociology (2003). Dr. Koos’ PhD studies in Sociology were done at the University of California, Riverside, which he left prior to completing his Ph.D. degree.

Dr. Koos completed his PhD studies at Atlantic International University (a non-accredited institution based in Honolulu, Hawaii) where he was allowed was allowed 120 units in transfer credits in support of being admitted on an ABD (All But Dissertation) basis for a joint PhD/DBA program.  Subsequent to the transfer credits, he completed an additional 91 units at Atlantic International University. His dissertation for his Ph.D. in Sociology, “Examining the Efficacy of Telemarketing Fundraisers as a Venture Capital Alternative in the Biotechnology Industry: A Case Study of Cell Bio-Systems, Inc” focused on applied research in Telemarketing and Venture Capital Fundraising and is available directly through Atlantic International University.  His second doctorate, a Doctor of Business Administration (DBA), specialized in Corporate Finance (2003), focusing on the process of Public Trading, Direct Public Offerings and Synthetic Reverse Mergers. Both of these degrees are the result of studies and research completed through Atlantic International University (a non-accredited institution). The dissertation for Dr. Koos’ D.B.A. in Finance was titled “De-Coupling A Reverse Merger to facilitate a Direct Public Offering’s Time to Market:  A Case Study Testing the value of a Synthetic Reverse Merger in Achieving Public Trading Status”. Prior to obtaining these two doctoral degrees, Dr. Koos received a Master of Arts degree in the Economic Sociology from the University of California, Riverside, California (1983). Currently, Dr. Koos is pursuing a PhD in Business Administration with an emphasis on Financial Management through Northcentral University, an accredited distance learning institution located in Prescott, Arizona. David R. Koos, our Chief Executive Officer, has been the subject of the following securities related regulatory actions:

On June 26 - 28 of 2001 the NYSE held an administrative hearing panel regarding Mr. David Koos’ handling of a client’s account while he was at Everen Securities. Mr. Koos has not been employed by Everen over the last five years.  The panel found Mr. Koos had engaged in excessive, unsuitable and discretionary trading in a client’s account.  The NYSE found Mr. Koos guilty of the aforementioned and suspended him from association with the NYSE and its affiliates for a period of 9 months.  On appeal, the Enforcement Division requested the suspension be 18 months, which was upheld by the Appeal Board.

On December 7, 1999 First Union Securities (formerly known as Everen Securities) and Thomas Monahan settled with Dr. Jan Yanda for the sum of $55,000. The claim made by Dr. Yanda to the NASD (Case # 98-03797) was that Mr. Monahan and his then partner David Koos mishandled her account in failing to correctly advise her on the liquidation of an annuity contract. Dr. Yanda asserted that she was not aware of any tax consequences in withdrawing funds from her annuity.  Mr. Koos was named as a result of being in a then partnership with Mr. Monahan while they worked together at Everen Securities. In the terms of the settlement, $55,000 was paid to Dr. Yanda by First Union Securities (formerly Everen Securities) At the time the claim was filed, David Koos was no longer working for First Union Securities (formerly known as Everen Securities).  The matter was fully settled by First Union Securities (formerly Everen Securities) and there are no outstanding issues in this matter.

Education:

PhD - Business Administration (Financial Management) - In Process

Northcentral University - Prescott, Arizona

Fully Accredited University

DBA - Finance (December 2003)

Atlantic International University

Non-Accredited University

PhD - Sociology (Economic Sociology - September 2003)

Atlantic International University

Non-Accredited University

MA - Sociology (Economic Sociology - June 1983)

University of California - Riverside, California

Fully Accredited

Five Year Employment History:

Position:	Company Name:	Employment Dates:
Chairman, Chief Executive Officer, Secretary & Acting Chief Financial Officer	Frezer Inc.	May 2, 2005 to Present
Chairman, Chief Executive Officer, Secretary & Acting Chief Financial Officer	Bio-Matrix Scientific Group Inc.	December 6, 2004 to Present
Managing Director & President	Cell Source Research Inc.	December 5, 2001 to Present
Managing Director & President	Venture Bridge Inc.	November 21, 2001 to Present
Chief Financial Officer & Secretary	Cell Bio-Systems Inc. (New York)	July 17, 2003 to December 1, 2003
Registered Representative	Amerivet Securities Inc.*	March 31, 2004 to Present (Previously employed: November, 2000 to May, 2002)

* Amerivet Securities Inc. is currently not active as the Chief Executive Officer is on deployment in Iraq through the U.S. Army Reserves.

Brian Pockett (53) – Managing Director and COO

Brian Pockett has served as our Managing Director, COO and as a member of our Board of Directors since inception. Mr. Pockett has over twenty-nine years of professional experience in operations, marketing, sales, financial and grant development.  Prior to assuming the position of Managing Director and COO with Frezer, Inc., Mr. Pockett founded PD&C, a private consulting firm and has served as a consultant to some of the largest companies in North America including Disney, SONY, Nintendo, Acclaim Entertainment and UFO.   Mr.

Pocket has not been affiliated with PD&C during the past five years.  The scope of client projects expanded into the areas of global distributing, product development, commercialization, investment and intellectual properties. Mr. Pockett served as an Executive Vice President of Operations for Metropolis Publications and as Sr. Vice President of Marketing and Sales for Slawson Communications.  Mr. Pockett currently also serves as Chief Operating Officer of Bio-Matrix Scientific, Inc.

Education:

Ordination – Ordained Minister

Crestmont College - Rancho Palos Verdes, CA (Accredited thru Azusa Pacific University)

June 11, 1979

Advanced Teachers Training Certificate

Crestmont College – Rancho Palos Verdes, CA

Evangelical Teachers Training Association

June 11, 1979

Associate of Arts – Business

Azusa Pacific University - Azusa, CA

June 1977

Christian Education Administration Certificate

George Fox College - Portland, OR

June 1983

Five Year Employment History:

Position:	Company Name:	Employment Dates:
Managing Director & Chief Operating Officer	Frezer Inc.	May 2, 2005 to Present
Managing Director & Chief Operating Officer	Bio-Matrix Scientific Group Inc.	December 6, 2004 to Present
Business Development Consultant	Cell Bio-Systems Inc. (New York)	April 1, 2003 to November 30, 2004
Sales & Marketing Consultant	North County Times	July 1, 2002 to March 15, 2003
Independent Magazine Contractor	DaVinci	January 1, 2000 to June 30, 2002
Independent Magazine Contractor Independent Magazine Contractor	Digital Diner Shock Waves	January 1, 2000 to June 30, 2002 January 1, 2000 to June 30, 2002

Geoffrey O'Neill, PhD (57) - President

Dr. Geoffrey O’Neill has served as our President and as a member of our Board of Directors since our inception. Dr. Geoffrey O'Neill received his Ph.D. in Immunology from the University of Glasgow in 1973.

In 1974, he undertook post-doctoral training under the guidance of Dr. Robert A Good (who performed the first bone marrow transplantation in a patient with immunodeficiency) at Memorial Sloan-Kettering Cancer Center in New York. Dr. O'Neill's field of study at Sloan-Kettering was transplantation immunobiology. Dr. O'Neill was a Research Fellow with Dr. Robert A. Good from 1974 - 1976. No formal certification of this training was provided to any of Dr. Good's Fellows.

In 1982, Dr. O'Neill was the recipient of the Jean Julliard Prize for Outstanding Research. This Award was granted by the International Society of Blood Transfusion, presented in Budapest, Hungary. The International Society of Blood Transfusion is a scientific society, founded in 1935 which brings together professionals involved in blood transfusion and transfusion medicine from more than 85 countries.

In April 1975, Dr. O’Neill was awarded the JM Foundation Award from the JM Foundation, a New York based philanthropic organization that makes grants (awards) to various organizations and institutions. The JM Foundation award is given to post doctoral trainees by merit of their research. This award, which was given to Dr, O’Neill while a post doctoral fellow at Memorial Sloan-Kettering Cancer center, resulted in a grant to Memorial Sloan-Kettering Cancer Center.

Dr. O'Neill's academic career covers tenures as Visiting Professor, NIH-RCMI Program, University of Puerto Rico, School of Medicine, San Juan; Associate Professor of Pathology and Assistant Medical Director, Transfusion Medicine, University of Miami, Jackson Memorial Hospital; Visiting Professor, Institute of Immunology, University of Munich, FRG; Associate Professor of Graduate Medical Sciences, Cornell University School of Medicine New York. Dr. O’Neill has authored and co-authored over 90 publications of which 87 primarily focused on the field of bone marrow transplantation and 3, co- authored by Dr. O’Neill,  primarily focused on stem cell biology.  Three publications were co-authored with Dr. Good, of which one primarily focused on stem cell biology .  Dr. O'Neill was employed by Cryo-Cell International as Laboratory and Scientific Director from April 1999 through July 2003.  Dr. O’Neil also currently serves as President of Bio Matrix Scientific.

Education:

Ph.D. – Immunology (1973)

University of Glasgow

Glasgow, Scotland

B.Sc. – Microbiology (1970)

University of Glasgow

Glasgow, Scotland

Five Year Employment History:

Position:	Company Name:	Employment Dates:
President	Frezer Inc., San Diego , CA	May 2, 2005 to present
President	Bio-Matrix Scientific Group Inc. San Diego, CA	March, 2005 to present
Consultant in Biotechnology	Self employed, Tarpon Springs FL	July, 2004 to March, 2005
Laboratory and Scientific Director	Cryo-Cell International Inc, Clearwater, FL	April, 1999 to June, 2004

Publications co- authored by Dr. O’Neill primarily focused on stem cell biology

1.Kagan, W. A.; O’Neill, G. J.; Incefy, G. S.; Goldstein, G.; Good, R. A.: Introduction of human granulocyte differentiation in vitro by ubiquitin and thymopoietin. Blood 50:275, 1977

2. O’Neill GJ, Yang SY, Dupont B:Two HLA-linked loci controlling human complement C4. Proc. Natl. Acad Sci. USA 75:5165, 1978

3. Maharaj D, Lewis-Ximenez, Riley R, Gomez O, and O’Neill GJ: Serum G-CSF levels in patients undergoing G-CSF/chemotherapy mobilized peripheral stem cell harvest. Blood 84:1380, 1994

All  journals which have published  articles authored or co- authored by Dr.O’Neill.

Immunology

Annals of Immunology

Journal of Reticuloendothelial Society

Journal of Immunology

Blood

Cellular Immunology

Proceedings of the National Academy of Science (USA)

Nature

Transplantation Proceedings

New England Journal of Medicine

Transplantation

Immunobiology

Tissue Antigens

American Journal of Human Genetics

Clinical Immunology and Immunopathology

Human Genetics

Prenatal Diagnosis

Seminars in Haematology

Vox Sanguinis

The Lancet

Diabetologia

Neurology

Immunogenetics

International Journal of Cancer

Diabetes

Kidney International

Clinical and Experimental Immunology

Birth Defects

We do not have  an Audit Committee. We do not have a financial expert serving on our Board of Directors. We are currently in the process of establishing an Audit Committee and are also in the process of  locating, nominating, and appointing to our Board of Directors one or more individuals who would qualify as Audit Committee Financial Experts, as that term is defined in Regulation SB Item 401, to serve on the Audit Committee when established..

During the past five years, no officer, director or control person of Frezer has:

•

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6. Executive Compensation

No compensation has been paid to any of our executive officers from inception to July 27, 2005 except as follows;

Dr. Geoffrey O Neil has received $6000

Mr. Brian Pockett has received $7162

Employment Agreements.

Beginning on August 1st, 2005, we have agreed to pay the following salaries to our executive officers

Dr. David Koos shall receive $200,000 per year for his services as CEO

Mr. Brian Pockett shall receive $120,000 per year for his services as managing Director and COO

Dr. Geoffrey O’Neil shall receive $120,000 per year for his services as President

The Company has not adopted a stock option plan, benefits plan, retirement plan or any long term incentive plans and did not have any stock options outstanding as of the date of this filing.

All employment is at will and at the pleasure of the Board of Directors

Director's Compensation.

We do not provide any Director's Compensation at this time.

Code of Ethics:

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and employees, including our Chief Executive Officer (our principal executive officer and principal financial and accounting officer, respectively). The Code is filed as Exhibit 99-2o this Form 10-SB. A written copy of the Code will be provided upon request at no charge by writing to our Chief Executive Officer, David Koos, at 1010 University Ave. #40, San Diego, CA 92103.

Item 7. Certain Relationships and Related Transactions

The Company had utilized, from inception to June 3, 2005, office space provided by its former parent company, Bio-Matrix Scientific Group, Inc., at no charge. Beginning June 3, 2005 the company began paying rental charges totaling $45,819.60 per annum to its former parent. The rental charge was determined through negotiation with our former parent. We believe the terms to be comparable to an arms length transaction due to the facts that:

1)

Frezer would have paid another lessor approximately the same as it is paying Bio-Matrix.  This rate represents the current market rate for the office location. As that is market rate, we would not have paid materially more but also do not feel we would have been able to lease similar space for considerably less. We therefore do not feel that our rent was determined by the fact that Bio-Matrix is responsible for that amount but was instead dictated by market forces.

2)

The space is appropriate and necessary for our needs and no significant alterations have been made or are required.

Item 8. Description of Securities

The Company is authorized to issue 100,000,000 shares of its Common Stock, par value $.001 per share, of which 8,018,834 shares are outstanding as of February 15, 2006. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The Company's common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of the Company's common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of the Company's common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefore. Upon the Company's liquidation, dissolution or winding up, after payment to creditors, the holders of the Company's common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to the Company's common stockholders. The Company's bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting. The stockholders do not have any preemptive rights or conversion rights.

The Transfer Agent for the Company's Common Stock is Colonial Stock Transfer.

We are subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested shareholder for a period of three years after the date of the transaction in which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire our Company.

PART II

Item 1. Market Price of and Dividends on the Registrant's

Common Equity and Other Shareholder Matters

(a) Market Information.

There has never been and there currently is no public market for our securities. We anticipate applying for trading of our common stock on the over the counter bulletin board (OTC BB), however, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize

(b) Holders. As of February 15, 2006, there were approximately 429 holders of our common stock

(c) Dividends. No dividends were paid during the fiscal year ending December 31, 2005. We do not expect to declare dividends for the immediate future.

Item 2. Legal Proceedings

None

Item 3. Changes in and Disagreements with Accountants

None

Item 4. Recent Sales of Unregistered Securities

 1. On May 4, 2005 Company issued 6,035,501 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its former parent company. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. The net proceeds were used for general working capital purposes.

No underwriters were retained to serve as placement agents for the sale. The shares were sold directly through the management of the Company.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

2. On November 10, 2005, Frezer Inc. closed (the "Closing") the sale of 1,650,000 restricted shares (the "Shares") of our common stock, par value $0.001 per share (the "Common Stock"), at an aggregate purchase price of $247,500 to two purchasers, both of whom are “accredited investors” as “accredited investor” is defined in Rule 501 of Regulation D, promulgated under the Securities Act of 1933, as amended (“Securities Act”).

The net proceeds of the sale, which were  $247,500, will be utilized for general working capital purposes. We estimate that these net proceeds will be sufficient to fulfill our capital needs through December 31, 2006.

No underwriters were retained to serve as placement agents for the sale. The Shares were sold directly through the management of the Company.  No commission or other consideration was paid in connection with the sale of the Shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of Shares.

In accordance with Rule 502(d) of Regulation D:

Reasonable inquiry was made by Frezer to determine that  the purchaser is acquiring the Shares for himself;

Written disclosure was given  to each purchaser prior to sale that the Shares have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the Shares stating that the Shares have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the Shares.

The offer and sale of the Shares was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the Shares, including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the Shares.

3. On November 23, 2005 we closed the sale of an additional 333,333 shares of common stock (“Common Stock”) to One purchaser, who was an accredited investor.  The net proceeds of that sale, which were  $100,000, will be utilized for general working capital purposes.  We estimate that these net proceeds, along with proceeds from the aforementioned private placement will be sufficient to fulfill our capital needs through

December 31, 2006 and allow further development of our business model at a modestly faster rate than previously anticipated, although no assurance can be given that it will do so.

 No underwriters were retained to serve as placement agents for the sale. The shares of Common Stock  were sold directly through the management of the Company. No commission or other consideration was paid in connection with the sale of the shares of Common Stock. There was no advertisement or general solicitation made in connection with this Offer and Sale of Common Stock.

In accordance with Rule 502(d) of Regulation D:

Reasonable inquiry was made by Frezer to determine that  the purchaser is acquiring the shares of  Common Stock for himself;

Written disclosure was given  to each purchaser prior to sale that the shares of  Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of  Common Stock stating that the shares of  Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of  Common Stock.

The offer and sale of the shares of Common Stock  was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the shares of Common Stock , including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the shares of Common Stock .

Item 5. Indemnification of Directors and Officers

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute ("NRS"). NRS Section 78.7502, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Financial Statements

The Company's financial statements for the period commencing with inception and ending May 20, 2005, have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB. The Company’s financial statements for the period commencing May20 and ending June 30 are unaudited. The Company’s financial statements for the period commencing July 1 and ending September 30 are unaudited.

To the Shareholders of Frezer, Inc.

.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Frezer, Inc as of  May 20,2005, the related  statements of operations, changes in stockholders' equity, and cash flows for the period  then ended (from inception May 2,2005 to May 20, 2005). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Stated). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 20, 2005 and the results of its operations and its cash flows for the period then ended, in conformity with US generally accepted accounting principles.

/s/Armando C. Ibarra

----------------------------

Armando C. Ibarra, CPA

May 25, 2005

Chula Vista, Ca. 91910

FREZER, INC.
(A Development Stage Company)
Balance Sheets
As of May 20, 2005

ASSETS

Current Assets
Cash	$50,140

Total Current Assets	50,140

TOTAL ASSETS	$50,140

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$-

Total Current Liabilities	-

Stockholders' Equity

Common stock, ($.001 par value; 100,000,000 shares
authorized; 6,035,501 shares issued and outstanding	6,036
Additional paid-in capital	45,164
Deficit accumulated during development stage	(1,060)

Total Stockholders' Equity	50,140

TOTAL LIABILITIES &

STOCKHOLDERS' EQUITY	50,140

FREZER, INC. (A Development Stage Company)
Statements of Operations
From May 2, 2005 (inception) through May 20, 2005

Revenues	$-

Operating Costs
Administrative expenses	1,060

Total Operating Costs	1,060

Net Income (Loss)	$(1,060)

Basic earnings (loss) per share	$(0.00)

Weighted average number of common shares
outstanding	6,035,501

Frezer, Inc. (A Development Stage Company) Statement of Changes in Stockholders’ Equity From May 2, 2005 (inception) through May 20, 2005

				Deficit
				Accumulated
	Common	Common	Additional	During	Total
	Stock	Stock	Paid-in	Development
	Shares	Amount	Capital	Stage

Shares issued for cash and services, May 4, 2005	6,035,501	6,036	45,164	-	51,200

Net loss for period				(1,060)	(1,060)

Balance, May 20, 2005	6,035,501	6,036	45,164	(1,060)	50,140

FREZER, INC.
(A Development Stage Company)
Statements of Cash Flows
From May 2, 2005 (inception) through May 20, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(1,060)
Common stock issued for services	1,000

Net cash provided by (used in) operating activities	(60)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by (used in) investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from stock issuance	50,200

Net cash provided by (used in) financing activities	50,200

Net increase (decrease) in cash	50,140

Cash at beginning of period	-

Cash at end of period	$50,140

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:

Interest paid	$-

Income taxes paid	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH
ACTIVITIES:

Common stock issued for services	$1,000

Frezer, Inc.

(A Development Stat Company)

Notes to Financial Statements

As of May 20, 2005

NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Frezer, Inc. (the “Company”) was incorporated in the State of Nevada on May 2, 2005. The Company's activities to date have consisted primarily of organizational activities.  The Company intends to operate in the field of stem cell banking and regenerative medicine.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31, year-end.

B.   Basic Earnings per (loss) Share

In February 1997, the FASB issued SFAS No. 128, “Earnings Per Share”, which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.  SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share.  The Company has adopted the provisions of SFAS No. 128 effective May 2, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

C.   Cash and Cash Equivalents

For purpose of reporting the statement of flows, cash and cash equivalents include highly liquid investments with investments with maturities of three months or less at the time of purchase.

D.    Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value.  On May 4, 2005 Company issued 6,035,501 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its parent company.

E.    Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

F.   Development Stage

The Company continues to devote substantially all of its efforts in the development of its plan to operate in the field of stem cell banking and regenerative medicine.

G.   Income Taxes

The Company accounts for income taxes under the statement of Financial Accounting Statement No. 109, Accounting for Income Taxes,’ (“SFAS109).  Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement-carrying basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the income in the period that included the enactment date.  There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the period from May 2, 2005 (inception) through May 20, 2005.

NOTE 3.   WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 4.   TRANSACTION WITH RELATED PARTY

The Company utilizes office space and certain administrative support services provided by its parent company at no charge. These financial statements do not include allocation of indirect corporate overheads from the Company’s parent, as the Company considers that such costs are not reasonably attributable to the business. Management believes that the allocation methodology used is reasonable, and the costs included in these financial statements reflect all costs of doing business.

FREZER, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

For the period commencing May 21, 2005 and ending June 30, 2005

                                FREZER, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                 JUNE 30, 2005

                                   ASSETS

CURRENT ASSETS

   Cash                                                                  $   29915

                                                                         ---------

            Total current assets                                             29915

                                                                         ---------

Total Assets                                                             $  29915

                                                                         =========

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

    Accounts payable                                                     $       0

    Loans payable- related parties                                       $       0

                                                                         ---------

            Total current liabilities                                            0

                                                                         ---------

Total Liabilities                                                                0

                                                                         ---------

STOCKHOLDERS' EQUITY (DEFICIT)

    Common stock, $0.001 par value, 100,000,000 shares authorized;

    6,035,50111 shares issued and outstanding                               6,036

    Additional paid in capital                                              45164

    Deficit accumulated during the development stage                      (21,285)

                                                                         ---------

            Total stockholders' equity (deficit)                           29915

                                                                         ---------

Total Liabilities and Stockholders' Equity (Deficit)                     $ 29915

                                                                         =========

     The accompanying notes are an integral part of the financial statements

FREZER, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENT OF OPERATIONS FOR THE PERIOD FROM MAY 21, 2005, TO JUNE 30, 2005

REVENUES	$ 0
OPERATING EXPENSES	20,225

Income (Loss) before provision for income taxes	20,225
Income taxes	0
Net income (loss)	$ (20,225) ================
Net income (loss) per common share,	$ (.003) ================
Weighted average number of common shares outstanding	6,035,501 ===============

FREZER, INC.

(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY FOR THE PERIOD FROM MAY 21,2005 TO JUNE 30,2005

				Deficit
				Accumulated
	Common	Common	Additional	During	Total
	Stock	Stock	Paid-in	Development
	Shares	Amount	Capital	Stage

Balance, May 21, 2005	6,035,501	6,036	45,164	(1,060)	50,140

Net loss for period				(20,225)	(20,225)

Balance, June 30, 2005	6,035,501	6,036	45,164	(21,285)	29,915

The accompanying notes are an integral part of the financial statements

FREZER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MAY 21, 2005, TO JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(20,225)

Net cash provided by (used in) operating activities	(20,225)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by (used in) investing activities	0

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by (used in) financing activities	0

Net increase (decrease) in cash	20,225

Cash at beginning of period	50,140

Cash at end of period	$29,915
29,915

The accompanying notes are an integral part of the financial statements

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                  For period commencing May 21, 2005 and ending June 30, 2005

     GENERAL:

     The financial statements of Frezer Inc. (the Company), included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance  with accounting principles generally accepted in the United States of  America.

NOTE 1.  INTERIM FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by Frezer Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote   disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are   necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. The results of operations presented in the accompanying condensed financial statements for the period commencing May 21 and ending June 30, 2005 are not necessarily indicative of the operating results that may be expected for the full year ending December 31, 2005.

These statements should be read in conjunction with the Company's financial statements for the period commencing with inception and ending May 20, 2004, included in Form 10-SB filed with the U.S. Securities and Exchange Commission.

NOTE 2.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Frezer, Inc. (the “Company”) was incorporated in the State of Nevada on May 2, 2005. The Company's activities to date have consisted primarily of organizational activities.  The Company intends to operate in the field of stem cell banking and regenerative medicine.

NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31, year-end.

B.   Basic Earnings per (loss) Share

In February 1997, the FASB issued SFAS No. 128, “Earnings Per Share”, which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.  SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share.  The Company has adopted the provisions of SFAS No. 128 effective May 2, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

C.   Cash and Cash Equivalents

For purpose of reporting the statement of flows, cash and cash equivalents include highly liquid investments with investments with maturities of three months or less at the time of purchase.

D.    Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value.

E.    Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

F.   Development Stage

The Company continues to devote substantially all of its efforts in the development of its plan to operate in the field of stem cell banking and regenerative medicine.

G.   Income Taxes

The Company accounts for income taxes under the statement of Financial Accounting Statement No.109, Accounting for Income Taxes,’ (“SFAS109).  Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement-carrying basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the income in the period that included the enactment date.  There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the period from May 2, 2005 (inception) through June 30, 2005.

NOTE 4.   WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern.  Unanticipated costs and expenses or the inability to generate revenues could require additional financing, which the Company currently plans to seek through equity financing.  To the extent financing is not available, the Company may not be able to, or may be delayed in, developing its business purpose.  The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

NOTE 6. DESCRIPTION OF LEASING ARRANGEMENTS

The Company subleases approximately 1900 square feet of office space at a rate of $3818 per month . The sublease is for a period of one year commencing on June 3, 2005 and expiring on June 2, 2006. The sublease does not contain a renewal option. There are no contingent payments which the Company is requires to make. For the period beginning May 21, 2005 and ending on June 30, 2005 the company incurred rental expense of $3818.

FREZER, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

For the period commencing July 1, 2005 and ending September 30, 2005

FREZER, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

September 30, 2005

                                   ASSETS

CURRENT ASSETS

   Cash                                                                  $   7,965

                                                                         ---------

            Total current assets                                             7,965

                                                                         ---------

Total Assets                                                             $   7,965

                                                                         =========

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable

           Accrued Salaries                                              $  61,688

           Rent Payable

  7,533

      ---------

            Total current liabilities                                       69,221

                                                                          ---------

Total Liabilities                                                           69,221

                                                                          ---------

STOCKHOLDERS' EQUITY

    Common stock, $0.001 par value, 100,000,000 shares authorized;

    6,035,501 shares issued and outstanding                                  6,036

    Additional paid-in capital                                              45,164

    Deficit accumulated during the development stage                      (112,456)

                                                                         ---------

            Total stockholders' equity(deficit)                           (61,256)

                                                                         ---------

Total Liabilities and Stockholders' Deficit                              $ (7,965)

                                                                         =========

The accompanying notes are an integral part of the financial statements

FREZER, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENT OF OPERATIONS FOR THE PERIOD FROM JULY 1, 2005, TO SEPTEMBER 30, 2005
REVENUES	$ -
OPERATING COSTS	91,171
Income (Loss) before provision for income taxes	91,171
Income taxes	-
Net income (loss)	$ (91,171) ================

FREZER, INC. (A DEVELOPMENT STAGE COMPANY) STATEMENT OF OPERATIONS FOR THE PERIOD FROM INCEPTION (MAY 2, 2005) TO SEPTEMBER 30, 2005
REVENUES	$ -
OPERATING COSTS	112,456
Income (Loss) before provision for income taxes	112,456
Income taxes	-
Net income (loss)	$ (112,456) ================
Net income (loss) per common share,	$ (.02) ================
Weighted average number of common shares outstanding	6,035,501 ===============

The accompanying notes are an integral part of the financial statements

FREZER, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY FOR THE PERIOD FROM

INCEPTION (MAY 2,2005) TO September 30,2005

				Deficit
	Common	Common	Additional	Accumulated	Total
	Stock	Stock	Paid-In	During
	Shares	Amount	Capital	Development
				Stage
Shares issued for cash and services, May 4, 2005	6,035,501	6,036	45,164	-	51,200

Net loss for period				(112,456)	(112,456
Balance, September 30, 2005	6,035,501	6,036	45,164	(112,456)	(61,256)

The accompanying notes are an integral part of the financial statements.

FREZER, INC.

 (A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION

(MAY 2, 2005) TO SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(112,456)
Common stock issued for services	1,000
Increase/decrease in accounts payable	69,221

Net cash provided by (used in) operating activities	(42,235)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by (used in) investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from stock issuance	50,200.00

Net cash provided by (used in) financing activities	50,200

Net increase (decrease) in cash	7,965

Cash at beginning of period	-

Cash at end of period	$7,965

The accompanying notes are an integral part of the financial statements

FREZER, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

For period from Inception (May 2, 2005) to ending September 30, 2005

     GENERAL:

 The financial statements of Frezer Inc. (the Company), included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance  with accounting principles generally accepted in the United States of  America.

NOTE 1. INTERIM FINANCIAL STATEMENTS

 The accompanying financial statements have been prepared by Frezer Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been    condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments, which, in the opinion of management, are   necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature.  The results of operations presented in the accompanying condensed financial statements for the period from inception (May 2, 2005) to ending September 30, 2005 are not necessarily indicative of the operating results that may be expected for the full year ending December 31, 2005.

These statements should be read in conjunction with the Company's financial statements for the period commencing with inception and ending May 20, 2004, included in Form 10-SB, as amended, filed with the U.S. Securities and Exchange Commission.

NOTE 2. ORGANIZATION AND DESCRIPTION OF BUSINESS

Frezer, Inc. (the “Company”) was incorporated in the State of Nevada on May 2, 2005. The Company's activities to date have consisted primarily of organizational activities. The Company intends to operate in the field of stem cell banking and regenerative medicine.

FREZER, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

For period from Inception (May 2, 2005) to ending September 30, 2005

NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31, year-end.

B.   Basic Earnings per (loss) Share

In February 1997, the FASB issued SFAS No. 128, “Earnings Per Share”, which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.  SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share.  The Company has adopted the provisions of SFAS No. 128 effective May 2, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

C.   Cash and Cash Equivalents

For purpose of reporting the statement of flows, cash and cash equivalents include highly liquid investments with investments with maturities of three months or less at the time of purchase.

D.    Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value.

E.    Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

FREZER, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

For period from Inception (May 2, 2005) to ending September 30, 2005

F.   Development Stage

The Company continues to devote substantially all of its efforts in the development of its plan to operate in the field of stem cell banking and regenerative medicine.

G.   Income Taxes

The Company accounts for income taxes under the statement of Financial Accounting Statement No.109, Accounting for Income Taxes,’ (“SFAS109).  Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement-carrying basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the income in the period that included the enactment date.  There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the period from July 1, 2005 through September 30, 2005.

NOTE 4.   WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern.  Unanticipated costs and expenses or the inability to generate revenues could require additional financing, which the Company currently plans to seek through equity financing.  To the extent financing is not available, the Company may not be able to, or may be delayed in, developing its business purpose.  The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

NOTE 6. DESCRIPTION OF LEASING ARRANGEMENTS

The Company subleases approximately 1900 square feet of office space at a rate of $3818 per month . The sublease is for a period of one year commencing on June 3, 2005 and expiring on  June 2, 2006. The sublease does not contain a renewal option. There are no contingent payments which the Company is requires to make. For the period ending on September 30, 2005 the company incurred rental expense of $15,272.

PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit number	Exhibit
99-1* 99-1(a)	Information Statement Amended Information Statement
3(i)*	Articles of Incorporation
3(ii)*	By Laws
99-2*	Code of ethics and Business Conduct
10*	Lease Agreement
23*	Consent of Independent Auditor Armando C. Ibarra Dated May 25, 2005
31-1*	Certification of Chief Executive officer Dated May 31, 2005
31-2*	Certification of Chief Financial Officer Dated May 31, 2005
31-3*	Certification of Chief Financial Officer Dated August 8, 2005
31-4*	Certification of Chief Executive officer Dated August 8, 2005
23-2*	Consent of Independent Auditor Armando C. Ibarra Dated August 5, 2005
23-3*	Consent of Independent Auditor Armando C. Ibarra Dated October 17, 2005
31-5*	Certification of Chief Financial Officer Dated October 17,2005
31-6*	Certification of Chief Executive officer Dated October 17, 2005
23-4*	Consent of Independent Auditor Armando C. Ibarra Dated December 16, 2005
31-7*	Certification of Chief Financial Officer Dated December 16, 2005
31-8*	Certification of Chief Executive officer Dated December 16, 2005
23-5	Consent of Independent Auditor Armando C. Ibarra Dated February 23, 2006
31-9	Certification of Chief Financial Officer Dated February 23, 2006
31-10	Certification of Chief Executive officer Dated February 23, 2006

* Filed Previously

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

Frezer, Inc

Date: February 23, 2006

/s/ David R. Koos

David R. Koos

Chairman ,  CEO, Secretary and Acting CFO,

Date: February 23, 2006

/s/ Geoffrey O’Neill

Geoffrey O’Neill

President